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                             December 27, 2023

       Jill Milne
       President and Chief Executive Officer
       Astria Therapeutics, Inc.
       75 State Street
       Suite 1400
       Boston, Massachusetts 02109

                                                        Re: Astria
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 15,
2023
                                                            File No. 333-276057

       Dear Jill Milne:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed December 15, 2023

       General

   1. In relation to the warrant share prospectus, we note that the Pre-Funded Warrants and
                                                        Common Stock Warrants
were issued and sold in an underwritten offering in October
                                                        of 2023. We also note
that both the Pre-Funded Warrants and Common Stock Warrants
                                                        were exercisable from
the date of issuance. As set out in Securities Act Sections C&DI
                                                        Question 103.04, where
the offer and sale of convertible securities or warrants are being registered under the
Securities Act and such securities are convertible or exercisable within one year, the
underlying securities should be registered at the same time because an offering of both the
overlying security and underlying security is deemed to be taking place. With this in
mind, please explain your rationale for including the warrant share prospectus as part of
this registration statement.
 Jill Milne
Astria Therapeutics, Inc.
December 27, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameJill Milne
                                                           Division of
Corporation Finance
Comapany NameAstria Therapeutics, Inc.
                                                           Office of Life
Sciences
December 27, 2023 Page 2
cc:       Jeffries Oliver-Li
FirstName LastName